UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached hereto and incorporated herein by reference is the notice and proxy statement for the annual general meeting of shareholders of RedHill Biopharma Ltd. scheduled for May 5, 2025.

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327) and on March 25, 2025 (File No. 333-286082), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), August 4, 2023 (File No. 333-273709) and on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: April 1, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha’arba’a Street
Tel-Aviv 6473921
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on May 5, 2025

The Annual General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha’arba’a Street, 16th Floor, Tel-Aviv, Israel, on May 5, 2025, at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2025 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2024;

2.
To approve the re-election of Mr. Dror Ben-Asher and Dr. Kenneth Reed to the board of directors of the Company (the “Board of Directors”) for an additional three-year term until the annual general meeting to be held in 2028;

3.
To approve a renewal of an amended version of the Company’s compensation policy (the “Compensation Policy”) for a three-year period in accordance with the requirements of the Israeli Companies Law, 5759-1999;

4.
To approve the grant of restricted share units (“RSUs”) each with respect to one American Depository Share (each representing 10,000 ordinary shares, par value NIS 0.01 each) (“ADSs”) to the non-executive directors of the Company;

5.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

6.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer, and Director; and

7.	To approve an increase in the Company’s authorized share capital.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2024.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on March 27, 2025, shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” the proposals, as specified on the enclosed form of proxy.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber, at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel, by no later than April 25, 2025. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

 If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, will be made available to the public on the Company’s website http://www.redhillbio.com and on the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel
April 1, 2025

REDHILL BIOPHARMA LTD.
21 Ha’arba’a Street
Tel-Aviv 6473921
Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held On May 5, 2025

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Monday, May 5, 2025, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha’arba’a Street, 16th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

                  It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2025 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2024;

2.
To approve the re-election of Mr. Dror Ben-Asher and Dr. Kenneth Reed to the board of directors of the Company (the “Board of Directors”) for an additional three-year term until the annual general meeting to be held in 2028;

3.
To approve a renewal of an amended version of the Company’s compensation policy (the “Compensation Policy”) for a three-year period in accordance with the requirements of the Israeli Companies Law, 5759-1999;

4.
To approve the grant of restricted share units (“RSUs”) each with respect to one American Depository Share (each representing 10,000 ordinary shares, par value NIS 0.01 each) (“ADSs”) to the non-executive directors of the Company;

5.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

6.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer, and Director; and

7.	To approve an increase in the Company’s authorized share capital.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2024.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than April 25, 2025, in accordance with applicable law.

Shareholders Entitled to Vote

Only holders of record of ADSs at the close of business on March 27, 2025 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on the Record Date the Company had outstanding 17,520,071,000 Ordinary Shares (represented by 1,752,007 ADSs), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Whether or not you plan to attend the General Meeting, it is important that your ADSs or Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the proxy in the envelope to be provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By executing the proxy card and appointing “proxies”, ADS holders may vote at the General Meeting, whether or not they attend.

ADS holders should return their proxies in the enclosed form to BNY Mellon by the date set forth on the proxy card. If a properly executed proxy is received by BNY Mellon by the date set forth on the proxy card, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card.

Subject to applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”), in the absence of instructions, the ADSs represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Holders of ADSs may revoke their proxies at any time before the deadline for receipt of proxies by filing with BNY Mellon a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about April 2, 2025. In addition to the solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs. In addition, we have retained Campaign Management to assist in the solicitation of proxies.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding ADSs or Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposals 1, 2, 4, 6 and 7 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

In addition, the approval of Proposals 3 and 5 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

In addition, for this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or Chief Executive Officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

A shareholder must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a personal interest. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and DOES NOT have a personal interest in Proposals 3 and 5. If you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposals 3 and 5 (in which case your vote will only count for or against the ordinary majority, and not for or against the Special Majority required for approval of Proposals 3 and 5), please notify Avshalom Lavski, the Company’s Executive Director of Legal Affairs & Capital Markets, by telephone at phone number +972 3 541 3131 or by email at avshi@redhillbio.com. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and you are a controlling shareholder or possess a personal interest in the approval of Proposals 3 and 5, you should contact the representative managing your account of that status, and they in turn should notify the Company as described in the preceding sentence.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber, at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov. Position Statements must be submitted to the Company by no later than Friday, April 25, 2025.

The rate of participation of each director in the Board of Directors meetings held during 2024 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher - 100%, (ii) Dr. Kenneth Reed - 100%, (iii) Ofer Tsimchi - 100%,(iv) Eric Swenden - 64.29%, (v) Rick D. Scruggs - 100%, (vi) Alla Felder (served until June 4, 2024) - 100%, (vii) Dr. Shmuel Cabilly – 71.43% and (viii) Roni Mamluk - 100%. The rate of participation of each director in the Board of Directors meetings held during 2023 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher - 100%, (ii) Eric Swenden - 60%, (iii) Ofer Tsimchi - 84%, (iv) Dr. Kenneth Reed - 100%, (v) Rick D. Scruggs - 96%, (vi) Dr. Shmuel Cabilly - 80% and (vii) Alla Felder - 96% (served until June 4, 2024). Percentages reflect meetings held during the time each such individual served as a director of the Company.

The rate of participation of each member of the audit committee of the Board of Directors (the “Audit Committee”) in the Audit Committee meetings during 2024 (for meetings held while each served as a member of the committee) was as follows: (i) Dr. Kenneth Reed - 100%, (ii) Ofer Tsimchi - 100%, (iii) Eric Swenden - 33.33%, (iv) Alla Felder (served until June 4, 2024) - 100% and (v) Roni Mamluk - 100%, and during 2023 was as follows: (i) Dr. Kenneth Reed - 100%, (ii) Ofer Tsimchi-100% and (iii) Eric Swenden - 67% and (iv) Alla Felder - 100%. Percentages reflect meetings held during the time each such individual served as a director of the Company.

The rate of participation of the members of the compensation committee of the Board of Directors (the “Compensation Committee”) in the Compensation Committee meetings during 2024 (for meetings held while each served as a member of the committee) was as follows: (i) Dr. Shmuel Cabilly - 100%, (ii) Dr. Kenneth Reed - 100% and (iii) Mr. Ofer Tsimchi - 100%, and during 2023 was as follows: (i) Dr. Kenneth Reed - 100%, (ii) Ofer Tsimchi - 100% and (iii) Alla Felder (served until June 4, 2024) - 100%. Percentages reflect meetings held during the time each such individual served as a director of the Company.

All of our directors are independent other than Mr. Dror Ben-Asher and Mr. Rick D. Scruggs.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Campaign Management:

North American Toll-Free Phone: 1-844-394-4517
Call Collect Outside North America: +1 (212) 632-8422
Email: info@campaign-mgmt.com

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors, following receipt of the recommendation of the Audit Committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of NASDAQ require that the Audit Committee approve the re-appointment and remuneration of the independent auditors.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr), a member of PricewaterhouseCoopers International Limited (“PwC Israel”), an independent registered public accounting firm, as the Company’s independent auditors for the year ending December 31, 2025 and for an additional period until the next Annual General Meeting. PwC Israel has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2025 and for an additional period until the next annual general meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY’S AUDIT COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

RE-ELECTION OF MR. DROR BEN-ASHER AND DR. KENNETH REED AS DIRECTORS

According to the Articles, the Company’s directors are divided into three groups with as nearly equal in number of directors as practicable. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

The current members of the second group are Mr. Dror Ben-Asher and Dr. Kenneth Reed, whose terms expire as of the General Meeting. The members of the third group, currently consisting of Dr. Shmuel Cabilly and Mr. Rick D. Scruggs, will hold office until our annual general meeting to be held in the year 2026, and the members of the first group, currently consisting of Mr. Ofer Tsimchi, Mr. Eric Swenden and Dr. Roni Mamluk, will hold office until our annual general meeting to be held in the year 2027. The Company is proposing that Dror Ben-Asher and Dr. Kenneth Reed each be re-elected for a three-year term as part of the second group.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the annual general meeting to be held in 2028, or such earlier time as they may resign or be removed from the Board of Directors, all pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Ben-Asher and Dr. Kenneth Reed has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law.

 The nominees to serve on the Board of Directors are below and the following information with respect to each nominee is supplied based upon the information furnished to the Company by the respective nominees:

Dror Ben-Asher has served as our Chief Executive Officer and as a director since August 2009. Since May 2011, Mr. Ben-Asher has also served as Chairman of our board of directors. From January 2002 to November 2010, Mr. Ben-Asher served as a manager at P.C.M.I. Ltd., an affiliate of ProSeed Capital Holdings CVA. Mr. Ben-Asher holds an LLB from the University of Leicester, U.K., an MJur from Oxford University, U.K. and completed LLM studies at Harvard University.

Dr. Kenneth Reed has served as a member of our board of directors since December 2009. Dr. Reed is a board certified dermatologist and Mohs surgeon. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A. from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, Prescient Pharma and Lispiro.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Dror Ben-Asher and Dr. Kenneth Reed each be re-elected to hold office as a director of the Company for a three-year term until the annual general meeting to be held in 2028.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3

APPROVAL OF RENEWED COMPENSATION POLICY FOR A PERIOD OF THREE YEARS

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy. The compensation policy must be reviewed and approved by (i) the compensation committee, (ii) the board of directors and (iii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law) every three years, and in the case of a company that initially offers shares to the public, five years after such company became publicly traded and thereafter every three years. Our shareholders last approved the adoption of our current Compensation Policy (the “Compensation Policy”) on May 13, 2022.

The Compensation Policy principles were designed, inter alia, to grant proper, fair and well-considered compensation to officers and directors, in alignment with our long-term best interests and overall organizational strategy. Part of the rationale is that the Compensation Policy should encourage a sense of identification with the Company and its objectives on the part of its officers and directors. Additionally, the Compensation Policy intends, inter alia, to allow us to preserve and recruit senior executives with specific professional knowledge and expertise and with the ability to lead us to business success and to face the challenges we are confronting and to grant rational, appropriate and fair compensation to officers and directors, while taking into consideration their duties and areas of responsibilities, and giving focus on the contribution of the officers and directors to achieve the Company objectives and performance maximization.

Our Compensation Committee and Board reviewed our Compensation Policy, and based on that review, each determined that it would like to maintain, for an additional three years, the existing provisions of the Compensation Policy, as previously approved by our shareholders as part of the current Compensation Policy, subject to certain modifications which are discussed below.

Following the recommendation of the Compensation Committee, the Board approved amendments to the current Compensation Policy and recommended its approval by the shareholders in substantially the form attached hereto as Appendix A (marked to show changes from the current Compensation Policy) (the “Renewed Compensation Policy”). The general description of the proposed amendments to the Compensation Policy described below is qualified in its entirety by reference to the full text of the proposed Renewed Compensation Policy attached hereto.

As a result of the determination by our Compensation and Board referred to above, the terms of the Renewed Compensation Policy remain substantially the same as the current Compensation Policy, subject to the two changes described below:

-
Clarifying that director compensation for serving as a member or chairman of a board committee is for each committee membership or chairmanship, as the case may be (not to be paid as a committee member and chairperson for the same committee); and

-
As required by Israeli law, the Compensation Policy contains a Compensation Recovery (“clawback”) provision in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated. In addition, in order to comply with listing rules adopted by Nasdaq, the Board has approved a separate clawback policy that complies with the Nasdaq Listing Rules. It is proposed to revise the clawback provision of the Compensation Policy so that it is consistent with the clawback policy required by Nasdaq.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that the Renewed Compensation Policy for the Company’s directors and officers, in the form attached hereto as Appendix A, for a term of three years from approval by this General Meeting, be, and is hereby approved.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPANY’S COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDED COMPENSATION POLICY.

PROPOSAL NO. 4

GRANT OF RSUs TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY

It is proposed to grant RSUs each with respect to one ADS of the Company to each of the following Company non-executive directors: Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Dr. Shmuel Cabilly and Dr. Roni Mamluk (with respect to Dr. Kenneth Reed, subject to his re-election as a member of the Board, as provided in this Proxy Statement).

The proposal would grant to: (i) each of Mr. Swenden, Dr. Reed, Dr. Cabilly and Dr. Mamluk RSUs with respect to 2,700 ADSs of the Company and (ii) Mr. Tsimchi, Chairman of both the Company’s audit committee and compensation committee, RSUs with respect to 3,750 ADSs of the Company. Mr. Swenden serves on the Company’s audit committee, Dr. Cabilly serves on the Company’s compensation committee, and Dr. Reed and Dr. Mamluk serve on the Company’s audit committee and compensation committee.

The Compensation Committee and Board of Directors have approved the proposed grant of RSUs in light of each such non-executive director’s contribution and anticipated contribution to the Company. The proposed grants comply with the principles of the Compensation Policy. The purpose of the grant is, inter alia, to compensate each such director for his service and contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company’s success and results of operations.

The RSUs would vest quarterly over two (2) years. The vesting commencement date of each of Mr. Swenden, Dr. Reed, Mr. Tsimchi, Dr. Cabilly and Dr. Mamluk would be March 26, 2025, with 1/8 of the RSUs vesting on the last day of each calendar quarter starting with the first calendar quarter ending after the grant date, and the RSUs would become fully vested, in accordance with the terms of the grant, on December 31, 2026.

 The equity grants and related terms would be in accordance with the Company’s Amended and Restated Award Plan (2010), as amended. The proposed equity grant to: (i) each of Mr. Swenden, Dr. Reed, Dr. Cabilly and Dr. Mamluk represented approximately 0.11% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board of Directors; and (ii) Mr. Tsimchi represented approximately 0.16% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board of Directors.

The background and qualifications of Dr. Reed are described in Proposal 2 of this Proxy Statement. Below are summaries of the background and qualifications of Mr. Swenden, Mr. Tsimchi, Dr. Shmuel Cabilly and Dr. Mamluk.

Eric Swenden has served as a member of our board of directors since May 2010 and has served on our investment committee since May 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The board of directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Ofer Tsimchi has served as a director on our board of directors since May 2011 and as Chairman of our compensation committee. He is also a member of our audit committee. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, served as a board member of Caesarstone Ltd. and Danbar Group Ltd and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Dr. Shmuel Cabilly has served as a member of our board of directors since August 2010. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including BioKine Therapeutics Ltd., Minovia Ltd., Alonbio Ltd. and Raziel Therapeutics Ltd. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

Dr. Roni Mamluk currently serves as the Chairperson of OffRa Health, a healthcare AI company, and as a consultant to the Israeli government for Ag-tech in the Gaza Envelop region. Dr. Mamluk served as a board member at Amryt Pharma plc (previously Nasdaq-listed) between 2021-2023 and as a board member at Chiasma between 2013-2021. From 2017 to 2023, Dr. Mamluk was a co-founder and served as President and Chief Executive Officer of Ayala Pharmaceuticals, a Nasdaq-listed clinical-stage precision oncology company. From 2006 to 2017, Dr. Mamluk served in various management roles at Chiasma, a biopharmaceutical company, including as Chief Development Officer and Chief Executive Officer. Dr. Mamluk received a Ph.D., Summa Cum Laude, from The Hebrew University in Jerusalem, the Department of Animal Sciences.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs to the non-executive directors of the Company on the terms described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE RSUs GRANTS TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY.

PROPOSAL NO. 5

GRANT OF RSUs OF THE COMPANY TO MR. DROR BEN-ASHER, THE COMPANY’S CHIEF
EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

The Companies Law requires that the terms of service and employment of a company’s Chief Executive Officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as directors, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company’s audit committee or compensation committee, as applicable, board of directors and shareholders.

Mr. Dror Ben-Asher has served as the Company’s Chief Executive Officer since its incorporation and has served as the Chairman of the Board of Directors for substantially all of the time during that period. In light of Mr. Ben-Asher’s contribution to the Company, and in accordance with the Company’s Compensation Policy, the Board of Directors and Compensation Committee have determined that the proposed grants of RSUs with respect to 11,000 ADSs is appropriate, reasonable and reflect the significant contribution of Mr. Ben-Asher to the Company.

The RSUs would vest quarterly over two (2) years. The vesting commencement date would be March 26, 2025, with 1/8 of the RSUs vesting on the last day of each calendar quarter starting with the first calendar quarter ending after the grant date, and the RSUs would become fully vested, in accordance with the terms of the grant, on December 31, 2026.

The equity grant would be in accordance with the Company’s Amended and Restated Award Plan (2010), as amended, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.47% of the total outstanding equity of the Company on a fully diluted basis, as of the date of approval by the Board of Directors.

The purpose of the grant is, inter alia, to compensate Mr. Ben-Asher for his service and his continual contribution to the Company as well as to incentivize Mr. Ben-Asher to continue to contribute to the Company’s success and results of operations.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs to Mr. Dror Ben-Asher on the terms described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE GRANT OF RSUs TO MR. DROR BEN-ASHER.

PROPOSAL NO. 6

GRANT OF RSUs OF THE COMPANY TO MR. RICK D. SCRUGGS

The Companies Law requires that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company’s compensation committee, board of directors and shareholders.

Mr. Rick D. Scruggs has served as a director of the Company since January 1, 2016, and since January 1, 2019, Mr. Scruggs has served as the Chief Operations Officer, U.S. Operations of the Company’s wholly-owned U.S. subsidiary, RedHill Biopharma Inc. and then became its Chief Commercial Officer. Mr. Scruggs has significant business development and commercial experience in the biopharma industry, including as the former Executive Vice President Business Development at Salix Pharmaceuticals.

The Company’s Board of Directors and Compensation Committee approved and recommended that the Company’s shareholders approve the grant of RSUs with respect to 7,500 ADSs of the Company to Mr. Scruggs.

The RSUs would vest quarterly over two (2) years. The vesting commencement date would be March 26, 2025, with 1/8 of the RSUs vesting on the last day of each calendar quarter starting with the first calendar quarter ending after the grant date and the RSUs would become fully vested, in accordance with the terms of the grant, on December 31, 2026.

The equity grants and related terms would be in accordance with the Company’s Amended and Restated Award Plan (2010), as amended. The proposed equity grant to Mr. Scruggs represented 0.32% of the total outstanding equity of the Company on a fully diluted basis on the date of approval by the Board of Directors.

The purpose of the grant is, inter alia, to compensate Mr. Scruggs for his service and his continual contribution to the Company as well as to incentivize Mr. Scruggs to continue to contribute to the Company’s success and results of operations.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs to Mr. Rick D. Scruggs on the terms described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE GRANT OF RSUs TO MR. RICK D. SCRUGGS.

PROPOSAL NO. 7

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company’s authorized share capital is currently NIS 400,000,000 consisting of (i) 39,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share. As of the Record Date, the Company had approximately 15,685,981,000 Ordinary Shares (the equivalent of 1,568,598 ADSs) available for future issuance after taking into account the shares available for issuance under existing options and RSUs (consisting of approximately 39.21% of its current authorized share capital).

The Board of Directors recommends that at the General Meeting, the shareholders approve an amendment to the Company’s Articles of Association increasing the authorized share capital of the Company by an additional NIS 1,200,000,000 such that the authorized share capital shall be NIS 1,600,000,000, consisting of (i) 159,994,000,000 Ordinary Shares, NIS 0.01 par value per share (the equivalent of 15,999,400 ADSs) and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share. The Board of Directors believes that, in light of the overall decrease in the market price of the Company’s ADSs, the proposed increase in the Company’s share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue financing and business opportunities in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares and/or warrants to raise additional capital for the Company’s business, to execute potential acquisitions, or to make future grants under the Company’s Amended and Restated Award Plan (2010), as amended.

Upon approval by the Company’s shareholders, the first sentence of section 7.1 of the Company’s Articles of Association shall be amended to read as follows: “The Company’s registered share capital is NIS 1,600,000,000, divided into (i) 159,994,000,000 registered ordinary shares of NIS 0.01 par value each (hereinafter: “share”, “ordinary share”, “shares” or “ordinary shares”, as the case may be) and (ii) 6,000,000 preferred shares of NIS 0.01 par value each (hereinafter: “the preferred shares”).”

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association increasing the authorized share capital of the Company from NIS 400,000,000, consisting of (i) 39,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share, to NIS 1,600,000,000, consisting of (i) ) 159,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE INCREASE OF THE AUTHORIZED SHARE CAPITAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors
Dror Ben-Asher
Chairman of the Board of Directors
Dated: April 1, 2025

BNY Mellon: PO BOX 505006, Louisville, KY 40233-5006
Your vote matters! Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

RedHill Biopharma Ltd. Annual General Meeting of Shareholders For Shareholders of record as of March 27, 2025 Monday, May 5, 2025 3:00 PM, Local Time Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. EST, on April 28, 2025.

REDHILL BIOPHARMA LTD.

Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 p.m. EST on April 28, 2025)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of RedHill Biopharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on March 27, 2025 at the Annual General Meeting of the Shareholders of RedHill Biopharma Ltd. to be held on May 5, 2025 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

This Notice and the documents mentioned therein, including the Proxy Statement, as well as the proposed resolutions on the agenda, will be made available to the public on the Company’s website http://www.redhillbio.com

NOTES:
1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item.
2. If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

RedHill Biopharma Ltd. Annual General Meeting of Shareholders
Please make your marks like this: ☒

	PROPOSAL	YOUR VOTE
		FOR	AGAINST	ABSTAIN
1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year 2025 and for an additional period until the next Annual General Meeting;
		☐	☐	☐

2.
To approve the re-election of Mr. Dror Ben-Asher and Dr. Kenneth Reed to the board of directors of the Company (the "Board of Directors") for an additional three-year term until the annual general meeting to be held in 2028;

	2a. Mr. Dror Ben-Asher	☐	☐	☐

	2b. Dr. Kenneth Reed	☐	☐	☐

3.
To approve a renewal of an amended version of the Company's compensation policy (the "Compensation Policy") for a three-year period in accordance with the requirements of the Israeli Companies Law, 5759-1999;
		☐	☐	☐

4.
To approve the grant of restricted share units ("RSUs") each with respect to one American Depository Share (each representing 10,000 ordinary shares, par value NIS 0.01 each) ("ADSs") to the non-executive directors of the Company;
		☐	☐	☐

5.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company's Chief Executive Officer and Chairman of the Board of Directors;	☐	☐	☐

6.	To approve the grant of RSUs of the Company to Mr. Rick D. Scruggs, the Company's Chief Commercial Officer, and Director; and	☐	☐	☐

7.	To approve an increase in the Company's authorized share capital.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date

Appendix A

RedHill Biopharma Ltd.
(The “Company”)

Compensation Policy
(the “Policy” or “Compensation Policy”)

~~A~~Proposed updates to the version last amended the Company’s
Shareholders on May 13, 2022.

1.	Definitions

“Board of Directors” or “Board”	-	The Company’s board of directors;
“Committee” or “Compensation Committee”	-	The Company’s compensation committee;
“Company”	-	RedHill Biopharma Ltd.;
“Companies Law”	-	The Companies Law, 1999, Israel;
“Securities Law”	-	The Securities Law, 1968, Israel;
“Retirement Bonus”	-	Bonus, payment, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;
“Officer”	-	As defined in the Companies Law;
“Stock Option Plan”	-
Amended and Restated Award Plan (2010), as it may be amended from time to time, or such other equity incentive plan, including an employee stock purchase plan, adopted by the Company from time to time;

“Base Salary”	-	A fixed amount paid by the Company to its Officers in return for work performed. Base salary does not include benefits, bonuses or any other potential compensation;
“Cost”	-	Cost to the employing entity.

2.         Overview

The principles of the Compensation Policy were set forth in accordance with the requirements of the Companies Law and after discussions by the Compensation Committee and the Board. Policy principles were designed to grant proper, fair and well-considered compensation to Officers, in alignment with the Company’s long-term best interests and organizational strategy. Part of the rationale is that the Policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer satisfaction and motivation should retain the employment of high-quality Officers in the Company’s service over the long term.

The Compensation Policy considers, inter alia, the Company’s risk management parameters, size and nature of its operations and, with regard to terms of office and employment which include variable components, the Officer’s long-term contribution to achieving the Company’s objectives and to maximizing shareholders value, taking into account the scope and reach of the Officer’s role.

The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the biopharmaceutical sector, territories where the Company operates, market capitalization on the applicable stock exchange or trading platforms on which the Company’s ordinary shares and American Depository Shares (“ADS”) are then listed or traded, as well as other criteria.

The compensation principles, targets and benchmarks are derived, inter alia, form the Company’s annual work plan and from long-term plans as determined by the Board of Directors from time to time.

In the process of drafting this Policy, the Board and the Compensation Committee have examined the ratio between employer cost (as defined in the Companies Law) associated with the engagement of the Officer and the average and median employer cost associated with the engagement of the other employees of the Company (the “Ratio”). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in the Company.

Compensation Policy components will include each of the following:

a.	Base Salary;

b.	Benefits;

c.	Cash bonuses;

d.	Equity based compensation;

e.	Retirement and termination of service arrangements; and

f.	Exemption, Indemnification and Insurance.

While the Company’s employment agreements and/or consulting agreements may be in various currencies the Company’s compensation costs (including salaries, benefits and consulting) are reported in the Company’s financial statements in USD. Thus, all compensation components are presented in this policy in USD.

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This Policy applies to both male and female Officers.

This Policy aims to balance the mix of “Fixed Component” (comprised of Base Salary and benefits) and “Variable Component” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Officers to meet the Company’s short and long term goals, while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Component of each Officer shall not exceed 80% of the total compensation package of such Officer on an annual basis. The Compensation Committee and Board believe that such ratio expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

3.         Officers’ areas of responsibility, education and experience

The compensation package to the Officers is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Officer.

4.         Base Salary and Benefits

4.1.	Position: Chairman of the Board of Directors (the “Chairman”)

4.1.1.
The annual Base Salary of the Chairman, consisting of a fixed annual payment and additional fixed payment per meeting, shall not exceed two times the annual Base Salary of other Board members. If the Chairman is also an Officer, no additional compensation will be payable to the Chairman for his role as Chairman.

4.1.2.
The Chairman will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The policy for overseas travel expense reimbursement will be the same as for the Company CEO.

4.2.	Position: Company CEO

4.2.1.
The annual Base Salary for the Company CEO shall be up to USD 750,000 for a full time position. Such amount may be linked to increases in the Israeli Consumer Price Index or to increases in the representative rate of exchange of the US dollar, as the case may be.

4.2.2.
The Company CEO will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the CEO’s expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company’s policy.

The following benefits will be granted to the CEO in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law, including redemption thereof;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund with reference to the Company’s practice and common market practice;

•
Contribution by the Company on behalf of the Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the Company’s policies and procedures and common market practice; and

•
Contribution by the Company on behalf of the Officer towards work disability insurance, as allowed by applicable law and with reference to the Company’s policies and procedures and common market practice.

The Company may offer additional benefits to the CEO, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

A non-Israeli CEO may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed.

4.3.	Position: Officers (other than Board member or CEO)

4.3.1.	The annual Base Salary for each Officer (other than a Board member, in his capacity as a Board member only, or the CEO) shall not exceed 90% of the annual Base Salary for the CEO.

4.3.2.
In addition, each Officer (other than a Board member, in his capacity as a Board member only, or the CEO) will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the Officer’s expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

The following benefits may be granted to Officers in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law, including redemption thereof;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the Company’s practice and common market practice;

•
Contribution by the Company on behalf of the Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the Company’s policies and procedures and common market practice; and

•
Contribution by the Company on behalf of the Officer towards work disability insurance, as allowed by applicable law and with reference to the Company’s policies and procedures and common market practice.

The Company may offer additional benefits to the Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

4.4.	Position: Board member

4.4.1.	The following benefits may be provided as compensation to Redhill’s Board members:

4.4.1.1.
All RedHill’s Board members, excluding the chairman of the Board may be entitled to an annual cash fee retainer of up to USD 50,000, RedHill committee membership annual cash fee retainer of up to USD 15,000 for each committee membership, and committee chairperson annual cash fee retainer of up to USD 20,000 for each position as committee chairperson (not to be paid both as committee member and chairperson).

4.4.1.2.
The fair market value of equity-based compensation awarded to each non-management director in a given year, as calculated at grant date, shall not exceed 400% of the annual cash fee retainer of such director, as the case may be.

4.4.1.3.
The compensation of the Company’s external directors, if any, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

4.4.1.4.	It is hereby clarified that the compensation (and limitations) stated under Section 4.4.1. will not apply to directors who serve as Officers.

4.4.2.
Board members will be entitled to reimbursement of reasonable expenses incurred in the course of their duty, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Expense reimbursement for overseas travel will be in accordance with Company policies.

4.5.
According to section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, non-material changes in the terms of employment of an officer who is subject to the CEO, will not require compensation committee approval, as stated in section 272(C) to the Companies Law. For these purposes, a change shall be considered to be non-material so long as the change in the compensation does not exceed 15% of the fixed compensation and has been approved by the CEO, and all within the framework of the Policy.

4.6.
Signing Bonus

At the Compensation Committee’s and Board’s discretion, the Company may grant a signing bonus to a newly recruited Officer. The signing bonus shall not exceed six (6) monthly Base Salaries of such Officer.

4.7.	Work overseas

4.7.1.
Notwithstanding the provisions of Sections 4.2.1 and 4.3.1, the maximum Base Salary for an Officer who works in the US may exceed the maximum Base Salary for the Officer pursuant to this Policy, by up to 50%.

4.7.2.
Conditioned only upon continued employment with the Company, the Company may reimburse an Officer for his actual reasonable relocation expenses when relocating, outside or inside the US, and when returning.

4.7.3.
Conditioned only upon continued employment with the Company, the Company may grant a one-time relocation bonus of up to six (6) monthly Base Salaries to an Officer, when relocating, outside or inside the US.

5.         Cash Bonuses

5.1.	Annual bonus

The Company may award an annual bonus to an Officer based on the following guidelines:

5.1.1.
The payment of annual bonuses for any particular fiscal year shall be subject to the satisfaction (in addition to the satisfaction of the applicable objectives set forth below in Section 5.1.2 below) of one or more of the following criteria:

5.1.1.1.	For the Company to recognize minimum revenues of US $80 million in the relevant year;

5.1.1.2.	For the Company to reduce its negative cash from operations to less than $25 million per annum;

5.1.1.3.	A market cap of at least USD 300 million;

5.1.1.4.	Increase in the share price of 15% or more in the relevant fiscal year;

5.1.1.5.	A significant positive event in the Company’s business, affecting the Company’s overall positioning and prospect in the medium or the long term.

5.1.2.
The annual bonus to the Chairman and the CEO will be based on measurable criteria. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria may include, inter alia, objectives relating to the development of clinical trials, significant progress of pipeline products, operational and financial targets achieved, significant business development progress and any additional significant objectives determined by the Board.

5.1.3.
In addition, the Company may grant the CEO a bonus of up to three (3) monthly Base Salaries or up to 25% of the total variable compensation, at the sole discretion of the Compensation Committee and Board, based on the CEO’s contribution to the Company.

5.1.4.
The Company may also grant, subject to the approval of the Compensation Committee and the Board, an annual bonus to its Officers (other than the CEO) for their contribution to the Company. Such grants may be based in whole or in part on discretion of the Compensation Committee and the Board, provided that they do not exceed the ceiling specified in Section 5.4 below.

5.2.
Special Annual Bonus

In addition to the Annual Bonus, each Officer of the Company may be awarded once a year a special annual bonus (the “Special Annual Bonus”) regardless of a specified target and regardless of a bonus plan. Such Special Annual Bonus shall be approved by the Compensation Committee and the Board of Directors, which shall consider the CEO’s recommendation (based on recognition of special and extraordinary contribution by the Officer in the course of Company business, such as a special effort and achievements related to financing raised, merger, acquisition, sale or license of rights, achievement of major corporate goal in R&D or in commercial operations, business and corporate development or other significant general corporate goal, intellectual property protection of the Company’s products, etc.). Such Special Annual Bonus shall not exceed three (3) monthly Base Salaries for each Officer of the Company, except for the CEO as provided in Section 5.1.3 above.

5.3.
Bonus calculation upon termination of employment: Should the employment or service of the Officer terminate prior to the end of a fiscal year, the Company may pay the Officer the pro rata share of that fiscal year’s bonus, based on the period such Officer was employed by the Company or has served in the Company.

5.4.	Maximum bonus: the combined Annual Bonus and Special Annual Bonus amount shall not exceed 200% of the Officer’s annual Base Salary.

5.5.
The Company’s Compensation Committee and Board of Directors may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company’s position or such material deterioration anticipated by the Board of Directors, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

5.6.	Compensation Recovery (“Clawback”):

5.6.1.
In the event of an accounting restatement, the Company shall be entitled to recover from its Officers the bonus compensation or performance-based equity compensation received by each such Officers during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement in the amount in which such bonus exceeded what would have been paid or received under the financial statements, as restated~~,~~ (“Compensation Recovery”), For purposes of this Policy, when compensation is deemed to be “received”, the date on which a restatement shall be deemed to be required, and the type of restatement for which this provision shall apply, shall be as provided ~~that a claim is made by the Company prior to the third anniversary of fiscal year end of the restated financial statements.~~in the Nasdaq Clawback Rule (as defined below)

5.6.2.	Notwithstanding the aforesaid, subject to compliance with applicable law, the compensation recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

~~•~~
The Compensation Committee has determined that ~~Clawback proceedings in~~ the ~~specific case~~direct expense paid to a third party to assist in enforcing the Policy would ~~be impossible, impractical or not commercially or legally efficient; or~~

•
~~The~~exceed the amount to be ~~paid under the Clawback proceedings is less than 10% of~~recovered, provided that the Company has (i) made reasonable attempt(s) to make the Compensation Recovery, (ii) documented such reasonable attempt(s) and (iii) provided such documentation to the relevant ~~bonus received by the Officer.~~listing exchange or association; or

•	Otherwise as provided in the Nasdaq Clawback Rule.

5.6.3.
Nothing in this Section ~~limits the Company’s obligation to comply with~~ 5.6 derogates from any ~~“~~other “Clawback~~”~~” or similar provisions regarding disgorging of profits imposed on Officers by virtue of applicable securities ~~laws.~~ or other laws, rules or regulations (including applicable stock exchange rules) and with respect to which the Board of Directors, following approval of the Compensation Committee, may adopt additional policies (which, for the sake of clarity, shall not require additional shareholder approval).

Without derogating from the generality of the foregoing, the Company has adopted a clawback policy (as amended from time to time, “Nasdaq Clawback Policy”) that complies with Listing Rule 5608 (“Nasdaq Rule”) of The Nasdaq Stock Market LLC. The  Nasdaq Clawback Policy shall be deemed to comply with this Compensation Policy. In the event of any inconsistency between this Policy and the Nasdaq Clawback Policy, the Nasdaq Clawback Policy shall prevail to the extent the Nasdaq Clawback Policy creates or expands the obligation of the Company to conduct a “Clawback” from an Officer. For the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Policy will be required in connection with the  Nasdaq Clawback Policy so long as it is approved by the Compensation Committee and the Board.

5.6.4. .

6.         Equity-Based Compensation

6.1.
The Compensation Committee and the Board shall review from time to time the overall equity-based grant for all Officers. When doing so, the Compensation Committee and the Board shall take into consideration: (1) each Officer’s (including Board members) contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Officers.

6.2.	The equity-based compensation offered by the Company may be in the form of share options, restricted shares and/or other equity-based awards, such as RSUs, in accordance with the Stock Option Plan.

6.3.
Subject to any applicable law and at the Compensation Committee and the Board’s discretion, as applicable, the Company may determine the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Officers.

6.4.
The fair market value of equity-based compensation awarded to each Officer not serving as a director in a given year, as calculated at grant date, shall not exceed 200% of the annual Base Salary of such Officer, as the case may be.

6.5.
The exercise price for each option shall be no less than the closing Company share price on Nasdaq on the date of the approval of the award by the Board of Directors (or in the case of grants to Officers who are subject to U.S. taxation and which require shareholder approval, on the date of approval by the shareholders of the Company).

6.6.	All other terms of the equity awards shall be in accordance with the Stock Option Plan and other related practices and policies.

6.7.
Subject to the terms of the Stock Option Plan, the Compensation Committee and Board of Directors shall not reduce the amount of unexercised options of an Officer, nor will they limit the exercise value of such unexercised options.

7.          Retirement and Termination of Service Arrangements

7.1.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in full.

7.2.	Notice period:

-	The Company may give an Officer a notice period of up to twelve (12) months.

-	The Company may waive the Officer’s services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits, even in case of immediate termination.

-	During the notice period, the Officer would be eligible to receive bonuses with respect to this period and would also continue to accrue vesting of options awarded.

7.3.
Non-compete bonus: the Company may grant an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company’s Compensation Committee and Board of Directors. Such bonus shall be calculated according to a key of up to two (2) monthly Base Salaries for each three (3) months of non-compete period and shall not exceed a total of twelve (12) monthly Base Salaries.

7.4.
Retirement bonus: the Company may grant an Officer a retirement bonus upon termination of employment. The retirement bonus shall not exceed twelve (12) monthly Base Salaries for Officers that engaged with the Company for over three (3) years and six (6) monthly Base Salaries for an Officer that was engaged with the Company for less than three (3) years, except in the case of termination of employment upon “change of control” in which case the limitations of Section 7.5 shall apply.

Such retirement bonus, if applicable, shall be awarded based on the Officer’s tenure, the Company’s achievements during the relevant period and the Officer’s contribution to such achievements, and the circumstances of such Officer’s retirement from the Company.

7.5.
Creation/Change of Control: the Company may grant an ~~Officers~~Officer a bonus upon a “change of control” (as defined in a plan approved by the Compensation Committee and the Board) upon such conditions determined by the Compensation Committee and the Board. The bonus shall not exceed twelve (12) monthly Base Salaries for each Officer who served the Company for over three (3) years and six (6) monthly Base Salaries for each Officer who served in the Company for less than three (3) years.

The Company may also grant the CEO a bonus upon a “change of control” upon such conditions determined by the Compensation Committee and the Board. The bonus to the CEO shall not exceed eighteen (18) monthly Base Salaries.

8.         Exemption, Indemnification and Insurance

8.1.
Board member and Officer liability insurance (claims made): the Company may obtain a liability insurance policy for Board members and Officers, which would apply to Officers of the Company and/or of its subsidiaries, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $100 million; and (b) the purchase of such policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

8.2.
Board member and Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain a Board member and Officer’s liability insurance policy (run-off) for Board members and Officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $100 million; and (c) the purchase of such policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

8.3.
Waiver of liability: the Company may, subject to statutory provisions, waive the Officer’s liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer’s due care duty towards the Company and/or any affiliated entity by his action and pursuant to his position as an Officer.

8.4.
Advance indemnification: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of his position as Officer of the Company and its subsidiaries thereof, all subject to the letter of indemnification, as approved by the Company’s shareholders from time to time and in accordance with the Company’s Articles of Association.

8.5.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

9.         Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer, mutatis mutandis.

10.       Miscellaneous

10.1.
The identity of the Officers is subject to the discretion of the Company’s CEO. Changes may occur in the identity of Officers from year to year, and persons who served as Officers in one year and whose terms of employment or office were subject to this Compensation Policy may not necessarily continue to serve as Officers in subsequent years, and thus, their terms of employment or office would not be subject to this Compensation Policy, and vice versa. Moreover, the Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

10.2.	This Policy shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

10.3.
Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer with regard to terms of employment or office, and the provisions of this Policy do not detract from any mandatory reporting with regard to Officer compensation pursuant to the Securities Law and regulations based there upon.

10.4.
For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Companies Law and any other relevant rules and regulations in a manner that will facilitate the Company with respect to its action with regard to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Policy.

10.5.
Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer’s regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

10.6.
As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company’s position, etc. would be reviewed annually by the Board of Directors. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board of Directors from time to time.

10.7.
The Board of Directors shall review from time to time the Compensation Policy and the need to revise it in case of any material change in circumstances prevailing upon setting said Policy, or for any other reasons.

10.8.
Any change in compensation of an Officer related to his or her fixed component that will change the composition of the compensation without affecting the total employer cost to the Company will not require approval of the compensation committee nor the Board of Directors, if it is approved by the CEO or the CFO of the Company and provided that such changed compensation is otherwise in accordance with the terms of the Compensation Policy.

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